December 11, 2019

Eric A. Brock
Chairman and Chief Executive Officer
Ondas Holdings Inc.
165 Gibraltar Court
Sunnyvale, CA 94089

       Re: Ondas Holdings Inc.
           Registration Statement on Form S-3
           Filed December 5, 2019
           File No. 333-235373

Dear Mr. Brock:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

       Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing